UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 2 to)

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sinoenergy Corporation
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
82935B103
(CUSIP number)

Asher S. Levitsky P.C. Sichenzia Ross Friedman Ference LLP, 61 Broadway, 32nd Floor New York, New York 10006; (212) 930-9700
With a copy to:
Alan P. Fraade, Esq.
Mintz & Fraade, P.C. 488 Madison Avenue New York, New York 10022; (212) 486-2500

(Name, address and telephone number of person authorized to receive notices and communications)

September 27, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935B103	13D	Page 2

1	NAME OF REPORTING PERSON:		Skywide Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	AF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	6,277,102
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	6,277,102
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%(2)
14	TYPE OF REPORTING PERSON:		CO

(1)  Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, as amended (the “Amended and Restated Merger Agreement”), by and among the Sinoenergy Corporation (“Issuer”), Skywide Capital Management Limited, a British Virgin Islands Company (“Skywide”) which is owned 50% by Mr. Tianzhou Deng, the Chairman of the Board of Directors of the Issuer (“Mr. Deng”) and 50% by Mr. Bo Huang, the Chief Executive Officer and a Director of the Issuer (“Mr. Huang”) and SNEN Acquisition Corp., a wholly owned subsidiary of Skywide (“Merger Sub” which together with the Issuer and Skywide, are herein referred to collectively as the “Parties”),  which was consummated on September 27, 2010, Merger Sub merged with and into the Issuer, with the surviving company being privately owned indirectly by Messrs. Deng and Huang as a result of their ownership of Skywide (the “Merger”).

As of the effective time of the Merger, each issued and outstanding share of common stock of the Issuer (the “Common Stock”), other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, (b) the Issuer as treasury shares or (c) the Issuer’s subsidiaries, has been converted into the right to receive $1.90 in cash, without interest. Skywide anticipates costs of $20,000,000 for the purchase of the Issuer’s shares owned by shareholders of the Issuer other than Skywide and other costs with respect to such transaction. Mr. Deng and Mr. Huang, jointly, are contributing $20,000,000 to Skywide from their personal funds.

(2) The calculation of the percentage is based upon 15,922,391 shares of common stock being issued and outstanding as of August 15, 2010, as set forth in the Issuer’s Form 10-Q for the quarter ended June 30, 2010, filed with the United States Securities and Exchange Commission on August 23, 2010.

CUSIP No. 82935B103	13D	Page 3

1	NAME OF REPORTING PERSON:		Bo Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	PF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,277,102
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,277,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%(2)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

CUSIP No. 82935B103	13D	Page 4

1	NAME OF REPORTING PERSON:		Tianzhou Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	PF (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,277,102
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,277,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		6,277,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		39.4%(2)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

CUSIP No. 82935B103	13D	Page 5

Introductory Note.

This Final Amendment to Schedule 13D (the “Final Amendment”) is filed by Skywide Capital Management Limited, Bo Huang and Tianzhou Deng (the “Reporting Persons”) to amend Amendment 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 4, 2010, relating to the Issuer’s Common Stock (the “First Amendment”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the First Amendment.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Final Amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on June 27, 2006, as amended by the First Amendment.  The Issuer’s principal executive offices are located at 1603-1604, Tower B Fortune Centre Ao City, Beiyuan Road, Chaoyang District, Beijing, People’s Republic of China 100107.  This Final Amendment is being filed to reflect the merger of Skywide’s wholly owned subsidiary, SNEN Acquisition Corp., a Nevada Corporation (the “Merger Sub”), with and into the Issuer effective on September 27, 2010 (the “Merger”).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to Row (4) of the cover pages of this Amended Schedule 13D are incorporated herein by reference.  Skywide anticipates costs of $20,000,000 to fund the purchase of the shares of the Issuer’s common stock which are owned by unaffiliated persons. Mr. Deng and Mr. Huang, jointly, are contributing $20,000,000 to Skywide from their personal funds to be used to purchase an aggregate of 9,645,289 shares of common stock of the Issuer from unaffiliated persons at the price of $1.90 per share pursuant to the terms the Amended and Restated Merger Agreement.

Item 4.  Purpose of Transaction.

Item 4 of the First Amendment is hereby amended by deleting the last four paragraphs in their entirety and substituting therefor the following paragraphs:

Pursuant to the terms of the Amended and Restated Merger Agreement, Merger Sub has merged with and into the Issuer, with each issued and outstanding share of Common Stock, other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, (b) the Issuer as treasury shares or (c) the Issuer’s subsidiaries, being cancelled and converted into the right to receive $1.90 in cash, without interest (the “Merger”). Pursuant to the Amended and Restated Merger Agreement, all outstanding Issuer stock options issued pursuant to the Issuer’s 2006 long-term incentive plan at an exercise price in excess of $1.90 per share, except for stock options held by Messrs. Deng and Huang, and all outstanding Issuer stock purchase warrants, whether or not vested or exercisable, which have exercise prices in excess of $1.90 per share, have been cancelled in connection with the Merger.  All such options and warrants having an exercise price equal to or less than $1.90 per share have also been cashed out and cancelled.

On September 27, 2010, the Issuer filed with the Secretary of State of the State of Nevada Articles of Merger and the Merger was consummated.   Also on September 27, 2010, the Issuer requested that the Common Stock no longer be quoted upon the NASDAQ Capital Market.  On September 28, 2010, a Form 25 was filed with NASDAQ and the SEC on behalf of the Issuer to delist the Issuer’s securities on the NASDAQ capital market and a Form 15 was filed on behalf of the Issuer with the SEC to terminate the registration of the Common Stock and the Issuer’s reporting obligations under the Securities Exchange Act of 1934, as amended.

CUSIP No. 82935B103	13D	Page 6

Accordingly, as of September 27, 2010, the Issuer’s shareholders, other than Skywide and Messrs. Deng and Huang, have no interest in the Issuer, which is now a wholly owned subsidiary of Skywide which is owned by Messrs. Deng and Huang.

Item 5. Interest in Securities of the Company.

Item 5 is hereby amended by adding the following at the end of Item 5:

On September 27, 2010, the Issuer filed Articles of Merger with the Secretary of State of the State of Nevada.  Pursuant to the Amended and Restated Merger Agreement, each issued and outstanding share of Common Stock, other than any shares owned by (a) Skywide, including its shareholders and subsidiaries, (b) the Issuer as treasury shares or (c) the Issuer’s subsidiaries, was cancelled and converted into the right to receive $1.90 in cash, without interest. Pursuant to the Amended and Restated Merger Agreement, all outstanding Issuer stock options issued pursuant to the Issuer’s 2006 long-term incentive plan at an exercise price in excess of $1.90 per share, except for stock options held by Messrs. Deng and Huang, and all outstanding Issuer stock purchase warrants, whether or not vested or exercisable, which have exercise prices in excess of $1.90 per share, have been cancelled in connection with the Merger.    All such options and warrants having an exercise price equal to or less than $1.90 per share have also been cashed out and cancelled.  Accordingly, the Issuer, the surviving entity of the Merger, became a wholly owned subsidiary of Skywide, which is owned by Messrs. Deng and Huang.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1
Amended and Restated Agreement and Plan of Merger, dated as of March 29, 2010, and amended as of July 31, 2010, by and among the Issuer, Merger Sub and Skywide, is herein incorporated by reference to Annex A to the Schedule 14A filed with the SEC by the Issuer on August 26, 2010.

CUSIP No. 82935B103	13D	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2010

SKYWIDE CAPITAL MANAGEMENT LIMITED

By:	/s/ Tianzhou Deng
Name: Tianzhou Deng
Title: Chairman

/s/ Tianzhou Deng
Tianzhou Deng

/s/ Bo Huang
Bo Huang